                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           PARAGON TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   69912T1083
                                 (CUSIP Number)

                                                    With Copies to:
Anthony W. Schweiger                                J. Baur Whittlesey, Esq.
240 Trianon Lane                                    Ledgewood Law Firm, P.C.
Villanova, PA 19085-1442                            1521 Locust Street
(610) 520-0884                                      Philadelphia, PA 19102
                                                    (215) 731-9450

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 16, 2001

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[   ]

                         (Continued on following pages)

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 2 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

           Anthony W. Schweiger
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       22,500(1)
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       19,500(2)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       22,500(1)
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       19,500(2)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          42,000
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                1.00%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
---------------
(1)  Held by an IRA for the benefit of Mr. Schweiger.
(2) Held jointly with Katherine M. Schweiger.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 3 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

           Katherine M. Schweiger
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           Commonwealth of Pennsylvania
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       19,500(1)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       0
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       19,500(1)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          19,500
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                0.45%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
---------------
(1)  Held jointly with Anthony W. Schweiger.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 4 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

           Lee H. Lovejoy
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of New Jersey
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       19,987
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       0
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       19,987
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          19,987
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                0.48%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 5 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

           Gilman J. Hallenbeck
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of Florida
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       25,010(1)
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       81,200(2)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       25,010(1)
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       81,200(2)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          106,210
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                2.53%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
-------------------
(1) Held by an IRA for the benefit of Mr. Hallenbeck.
(2) Held jointly with Mary J. Hallenbeck.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 6 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

           Mary J. Hallenbeck
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of Florida
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       78,000
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       81,200(2)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       78,000
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       81,200(2)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          159,200
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                3.80%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
---------------
(1) Held jointly with Gilman J. Hallenbeck.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 7 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

            Daniel M. DiCarlo, Jr.
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of New Jersey
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       5,250
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       0
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       5,250
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,250
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                0.13%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 8 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

            Robert J. Schwartz
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of New Jersey
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       63,943(1)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       0
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       63,943(1)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          63,943
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                1.52%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
------------------
(1) Held jointly with Heather Schwartz.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                          Page 9 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

            Heather Schwartz
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of New Jersey
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       63,943(1)
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       0
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       63,943(1)
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          63,943
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                1.52%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________
----------------
(1) Held jointly with Robert J. Schwartz.

_______________________________________________________________________________

CUSIP No. 69912T1083                  13D                         Page 10 of 13
_______________________________________________________________________________

    (1)    Names of Reporting Persons;
           I.R.S. Identification Nos. of Above Persons (entities only)

            Eleanor A. Schwartz
______________________________________________________________________________

    (2)    Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    (3)    SEC USE ONLY
______________________________________________________________________________

    (4)    Source of Funds         PF

______________________________________________________________________________

    (5)    Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    (6)    Citizenship or Place of Organization
           State of New Jersey
_______________________________________________________________________________
               |     |
  Number of    | (7) |   Sole Voting Power
   Shares      |     |       64,962
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        | (8) |   Shared Voting Power
 Reporting     |     |       0
Person With    |_____|________________________________________________________
               |     |
               | (9) |   Sole Dispositive Power
               |     |       64,962
               |_____|________________________________________________________
               |     |
               | (10)|   Shared Dispositive Power
               |     |       0
_______________|_____|_________________________________________________________

   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          64,962
______________________________________________________________________________

   (12)   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares [  ]
______________________________________________________________________________

   (13)   Percent of Class Represented by Amount in Row (11)
                1.55%
______________________________________________________________________________

   (14)   Type of Reporting Person
                IN
_____________________________________________________________________________

                                                                   Page 11 of 13
Item 1.  Security and Issuer

         This statement relates to the Common Stock, $1.00 par value, of Paragon Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 600 Kuebler Road, Easton, Pennsylvania 18040.

Item 2.  Identity and Background

         Anthony W. Schweiger and Katherine M. Schweiger, 240 Trianon Lane, Villanova, PA 19805-1442. Mr. Schweiger is the President of Tomorrow Group, LLC, which provides specialized financial management services for complex and strategic/turnaround issues. Ms. Schweiger is Mr. Schweiger's spouse and does not have a principal employment or occupation. Both are U.S. citizens.

         Lee H. Lovejoy, Hideaway Farm, 170 Bryan's Road, Hampton, NJ 08827. Mr. Lovejoy is retired. He was formerly a Senior Vice President of Tucker Anthony Incorporated, a securities firm. He is a U.S. citizen.

         Gilman J. Hallenbeck and Mary J. Hallenbeck, 13821 53rd Road South, Lake Worth, FL 33467. Mr. Hallenbeck is retired. He was formerly a co-owner, with Mr. DiCarlo, of Area Lighting, Inc., a manufacturer of lighting equipment. Ms. Hallenbeck is Mr. Hallenbeck's spouse and does not have a principal occupation or employment. Both are U.S. citizens.

         Daniel M. DiCarlo, Jr., 300 5th Avenue, Hackettstown, NJ 07840. Mr. DiCarlo is retired. He was formerly a co-owner, with Mr. Hallenbeck, of Area Lighting, Inc.

         Robert J. Schwartz, Heather Schwartz and Eleanor Schwartz, P.O. Box 5008, Clinton, NJ 08809. Mr. Schwartz is a Realtor with Land Equity, Inc., a real estate brokerage firm. Heather Schwartz, his daughter, and Eleanor Schwartz, his spouse, do not have principal occupations or employment. Each of Mr. Schwartz and Mss. Schwartz and Schwartz is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for each person was personal funds. The amount of funds used by each person is as follows:

                        Name                                    Amount
                        ----                                    ------
           Anthony W. Schweiger(1)                              $279,636
           Katherine M. Schweiger                                129,831
           Lee H. Lovejoy                                         79,948
           Gilman J. Hallenbeck(2)                               522,292
           Mary J. Hallenbeck(2)                                 827,840
           Daniel M. DiCarlo, Jr.                                 38,315
           Robert J. and Heather Schwartz(3)                     438,010
           Eleanor Schwartz                                      444,990
-------------------
(1) Includes, as to Mr. Schweiger, amounts with respect to 19,500 shares held jointly with Ms. Schweiger.
(2) Includes, as to each, amounts with respect to 81,200 shares held jointly.
(3) Shares held jointly.

Item 4.  Purpose of Transaction

         Messrs. Schweiger, Lovejoy, Hallenbeck, DiCarlo and Schwartz, and Mss. Schweiger, Hallenbeck, Schwartz and Schwartz have agreed to nominate, and vote in favor of the election of, Messrs. Schweiger, Lovejoy, Hallenbeck and DiCarlo as directors of the Issuer at its annual meeting currently scheduled for June 21, 2001. If elected, Messrs. Schweiger, Lovejoy, Hallenbeck and DiCarlo will constitute four of the Issuer's six directors and may be deemed to control the Issuer. The purpose of the reporting persons in seeking the election of Messrs. Schweiger, Lovejoy, Hallenbeck and DiCarlo as directors is to seek to develop plans or proposals to increase shareholder value. The reporting persons may, accordingly, pursue plans or proposals with the Issuer which may result in, among other things, stock repurchases, changes in strategic direction, management changes, sales of assets, or a merger or reorganization of the Issuer. However, none of the reporting persons has any current plans or proposals which relate to, or could result in, any of the above matters or any of the matters referred to in paragraphs

(a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the reporting persons intends to continuously review his or her investment in Issuer, and its business and prospects, and may, at any time and from time to time, formulate plans or proposals that relate to any or all of the matters referred to above or in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The following table sets forth information with respect to beneficial ownership of the Issuer's securities by each of the reporting persons. Each person has the sole voting or dispositive power with respect to the shares listed after his or her name, except for those shares indicated as being jointly owned, as to which each of the named joint owners has shared voting and dispositive power.

                                                    Number of Shares
                           Name                    beneficially owned        Percent of class
                           ----                    ------------------        ----------------
               Anthony W. Schweiger(1)                    42,000                   1.00%
               Katherine M. Schweiger(2)                  19,500                   0.45%
               Lee H. Lovejoy                             19,987                   0.48%
               Gilman J. Hallenbeck(3)                   106,210                   2.53%
               Mary J. Hallenbeck(4)                     159,200                   3.80%
               Daniel M. DiCarlo, Jr.                      5,250                   0.13%
               Robert J. Schwartz(5)                      63,943                   1.52%
               Heather Schwartz(5)                        63,943                   1.52%
               Eleanor Schwartz                           64,962                   1.55%

---------------------
(1) Includes 22,500 shares held in an IRA for Mr. Schweiger's benefit and 19,500 shares held jointly with Katherine M. Schweiger.
(2)  Shares held jointly with Anthony W. Schweiger.
(3) Includes 81,200 shares held jointly with Mary J. Hallenbeck, and 25,010 shares held in an IRA for Mr. Hallenbeck's benefit.
(4)  Includes 81,200 shares held jointly with Gilman J. Hallenbeck
(5)  Shares are held jointly by Mr. Schwartz and Ms. Schwartz.

         None of the above persons have had any transactions in Issuer's common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4.

Item 7.  Materials to be Filed as Exhibits

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/  Anthony W. Schweiger
                                        -----------------------------------
                                        Anthony W. Schweiger

                                             /s/  Katherine M. Schweiger
                                        -----------------------------------
                                        Katherine M. Schweiger

                                             /s/  Lee H. Lovejoy
                                        -----------------------------------
                                        Lee H. Lovejoy

                                             /s/  Gilman J. Hallenbeck
                                        -----------------------------------
                                        Gilman J. Hallenbeck

                                             /s/  Mary Hallenbeck
                                        -----------------------------------
                                        Mary Hallenbeck

                                             /s/  Daniel M. DiCarlo, Jr.
                                        -----------------------------------
                                        Daniel M. DiCarlo, Jr.

                                             /s/  Robert J. Schwartz
                                        -----------------------------------
                                        Robert J. Schwartz

                                             /s/  Heather Schwartz
                                        -----------------------------------
                                        Heather Schwartz

                                             /s/  Eleanor A. Schwartz
                                        -----------------------------------
                                        Eleanor A. Schwartz


April 16, 2001